Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
July 14, 2022

PepsiCo, Inc.
3.900% Senior Notes due 2032

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	July 14, 2022
Settlement Date (T+2):	July 18, 2022
Title of Securities:	3.900% Senior Notes due 2032
Aggregate Principal Amount Offered:	$1,250,000,000
Maturity Date:	July 18, 2032
Interest Payment Dates:	Semi-annually on each January 18 and July 18, commencing January 18, 2023
Benchmark Treasury:	2.875% due May 15, 2032
Benchmark Treasury Yield:	2.969%
Spread to Treasury:	+95 basis points
Re-offer Yield:	3.919%
Coupon:	3.900%
Price to Public:	99.844%
Optional Redemption:	Prior to April 18, 2032, make-whole call at Treasury Rate plus 15 basis points; par call at any time on or after April 18, 2032
Net Proceeds to PepsiCo (Before Expenses):	$1,242,425,000
Use of Proceeds:	PepsiCo intends to use an amount equivalent to the net proceeds from this offering to fund, in whole or in part, Eligible Green Projects, which promote PepsiCo’s selected Sustainable Development Goals as defined by the United Nations.
Day Count Fraction:	30/360
CUSIP / ISIN:	713448 FM5 / US713448FM56
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Barclays Capital Inc. BBVA Securities Inc. TD Securities (USA) LLC

Co-Managers:	Loop Capital Markets LLC Mischler Financial Group, Inc. PNC Capital Markets LLC R. Seelaus & Co., LLC RBC Capital Markets, LLC Samuel A. Ramirez & Company, Inc. U.S. Bancorp Investments, Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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